Exhibit 99.1

Scotiabank reports third quarter earnings of $2.4 billion, or $1.8 billion excluding a notable gain, and increases its quarterly dividend

All amounts are in Canadian dollars and are based on the Bank's unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2014 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. The Bank's Third Quarter 2014 Report to Shareholders and Supplementary Financial Information are available on the Investor Relations page of www.scotiabank.com.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Third Quarter Highlights (versus Q3, 2013)

  o Net income of $2,351 million, up 35% from $1,747 million

  o Earnings per share (diluted) of $1.85 compared to $1.36, up 36%

  o Earnings include $555 million or 45 cents per share related to the sale of a majority of the bank's investment in CI Financial Corp. ("the notable gain")

  o ROE of 20.6%, compared to 17.2%

  o Productivity ratio of 47.8%, versus 51.6%

  o Quarterly dividend of 66 cents per common share

Third Quarter Highlights (versus Q3, 2013) excluding notable gains and 2013 non-recurring items

  o Net income of $1,796 million, up 8% from $1,657 million

  o Earnings per share (diluted) of $1.40 compared to $1.29, up 9%

Toronto, August 26, 2014 - Scotiabank today reported third quarter net income of $2,351 million, compared with net income of $1,747 million in the same period last year, an increase of 35%. Diluted earnings per share were $1.85 compared to $1.36 in the same period a year ago and $1.39 last quarter. This quarter had a net benefit of $555 million or 45 cents per share related to a gain on the sale of a majority of the Bank's investment in CI Financial Corp. Last year's results benefited from non¬recurring items in International Banking of $90 million or 7 cents per share. Adjusting for both these items, diluted earnings per share were $1.40 this quarter, an increase of 9%.

Return on equity was 20.6% compared to 17.2% last year and 16.3% last quarter. A dividend of 66 cents per share was announced, an increase of 2 cents per share.

"This quarter benefited from good results across our businesses and a gain on the sale of our investment in CI Financial", said Brian Porter, Scotiabank President and CEO. "Results through the first nine months of the year put us in a strong position to achieve our financial objectives for the year.

"Canadian Banking had a good third quarter with net income of $565 million, driven by a 5 basis point increase in the net interest margin, double digit growth in credit card and automotive lending volumes and strong growth in fee and commission revenues. Increases in loan losses and expenses were mainly from higher business volumes.

"International Banking reported earnings of $410 million, with strong contributions in Latin America and Asia being offset by weaker results in the Caribbean and Central America. While interest margins have declined year over year, more recently we have noted an improvement reflective of asset mix. Credit quality also remained generally stable with the increase in the provision for credit losses driven mainly by growth and acquisitions.

"Global Wealth & Insurance continues to perform well with a good third quarter of $846 million in earnings including the gain on sale of the investment in CI Financial Corp. Earnings were primarily driven by strong performance across the Wealth and Insurance businesses. Wealth business benefited from continued growth in net sales and favourable market conditions.

"Global Banking & Markets reported net income of $408 million with record results in investment banking and good performance in equities and corporate banking in Canada, the U.S. and Europe. Credit quality remains high.

"Our capital position is very strong, with a Common Equity Tier 1 ratio of 10.9%. The high quality capital level is a source of strength and positions the Bank well for future business growth.

"Executing on our strategic plan, which includes a strong focus on superior customer relationships, will continue to drive growth as well as consistent and sustainable earnings."

Financial Highlights

	As at and for the three months ended			For the nine months ended
(Unaudited)	July 31 2014	April 30 2014	July 31 2013(1)	July 31 2014	July 31 2013(1)
Operating results ($ millions)
Net interest income	3,150	3,051	2,930	9,206	8,476
Net interest income (TEB(2))	3,155	3,054	2,935	9,217	8,488
Non-interest revenue	3,337	2,674	2,585	8,651	7,423
Non-interest revenue (TEB(2))	3,421	2,755	2,659	8,893	7,646
Total revenue	6,487	5,725	5,515	17,857	15,899
Total revenue (TEB(2))	6,576	5,809	5,594	18,110	16,134
Provision for credit losses	398	375	314	1,129	967
Operating expenses	3,140	2,995	3,003	9,240	8,687
Provision for income taxes	598	555	451	1,628	1,311
Provision for income taxes (TEB(2))	687	639	530	1,881	1,546
Net income	2,351	1,800	1,747	5,860	4,934
Net income attributable to common shareholders	2,267	1,699	1,637	5,573	4,595
Operating performance
Basic earnings per share ($)	1.86	1.40	1.37	4.59	3.85
Diluted earnings per share ($)	1.85	1.39	1.36	4.57	3.82
Adjusted diluted earnings per share(2) ($)	1.86	1.40	1.38	4.61	3.87
Return on equity(2) (%)	20.6	16.3	17.2	17.6	16.8
Productivity ratio (%) (TEB(2))	47.8	51.6	53.7	51.0	53.8
Core banking margin (%) (TEB(2))	2.41	2.42	2.33	2.39	2.31
Financial position information ($ millions)
Cash and deposits with financial institutions	49,964	59,758	52,157
Trading assets	120,407	117,728	101,845
Loans	418,942	418,864	397,314
Total assets	791,509	791,772	742,517
Deposits	545,339	551,724	507,461
Common equity	44,236	42,986	38,647
Preferred shares	2,934	3,234	4,384
Assets under administration(2)	421,944	418,971	360,469
Assets under management(2)	164,847	158,820	134,642

Capital measures
Common Equity Tier 1 (CET1) capital ratio (%)	10.9	9.8	8.9
Tier 1 capital ratio (%)	12.3	11.3	11.0
Total capital ratio (%)	14.1	13.3	13.8
Assets-to-capital multiple	16.8	17.9	17.1
CET1 risk-weighted assets ($ millions)(3)	307,795	300,155	282,309

Credit quality
Net impaired loans ($ millions)(4)	1,877	1,941	1,874
Allowance for credit losses ($ millions)	3,406	3,364	3,213
Net impaired loans as a % of loans and acceptances(4)	0.43	0.45	0.46
Provisions for credit losses as a % of average loans and acceptances (annualized)	0.37	0.36	0.31	0.36	0.32
Common share information
Share price ($) (TSX)
High	74.93	66.72	60.15	74.93	61.84
Low	66.18	59.92	55.10	59.92	52.30
Close	74.01	66.60	58.01
Shares outstanding (millions)

	As at and for the three months ended			For the nine months ended

Average - Basic	1,217	1,215	1,198	1,214	1,192
Average - Diluted	1,225	1,222	1,207	1,221	1,207
End of period	1,217	1,217	1,203
Dividends per share ($)	0.64	0.64	0.60	1.90	1.77
Dividend yield (%)(5)	3.6	4.0	4.2	3.8	4.1
Market capitalization ($ millions) (TSX)	90,083	81,027	69,795
Book value per common share ($)	36.34	35.33	32.12
Market value to book value multiple	2.0	1.9	1.8
Price to earnings multiple (trailing 4 quarters)
	12.6	12.3	11.5
Other information
Employees	86,949	86,479	86,815(6)
Branches and offices	3,286	3,321	3,338

(1)
Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards in 2014 (refer to Note 3 in the condensed interim consolidated financial statements). Capital measures for 2013 have not been restated for the new IFRS standards as they represent the actual amounts in that period for regulatory purposes.

(2)	Refer below for a discussion of non-GAAP measures.
(3)
As at July 31, 2014, credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of0.57, 0.65 and 0.77 to compute CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.

(4)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(5)	Based on the average of the high and low common share prices for the period.
(6)	Restated to conform with current period presentation.

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2013 Annual Report under the headings “Overview - Outlook”, for Group Financial Performance “Outlook”, for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe”, “expect”, “anticipate”, “intent”, “estimate”, “plan”, “may increase”, “may fluctuate”, and similar expressions of future or conditional verbs, such as “will”, “should”, “would” and “could”.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward- looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates (see “Controls and Accounting Policies - Critical accounting estimates” in the Bank’s 2013 Annual Report, as updated in this document); the effect of applying future accounting changes (see “Controls and Accounting Policies - Future accounting developments” in the Bank’s 2013 Annual Report, as updated in this document); global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section starting on page 60 of the Bank’s 2013 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2013 Annual Report under the headings “Overview - Outlook”, as updated in this document; and for each business segment “Outlook”. These “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Q3 2014 Notable Business Highlights

Serving customers

• Canadian Banking added the Visa Debit payment feature to Scotiabank's debit cards, giving customers new opportunities to pay by debit when shopping online or outside of Canada.

• Scotiabank announced the acquisition of 51% of Cencosud S.A.'s Financial Services Business in Chile. Cencosud is the largest retailer in Chile and the third largest retailer in Latin America. The company's financial services business includes approximately 2.5 million credit cards and more than US$1.2 billion in outstanding balances in Chile. The acquisition is pending regulatory approval.

• Scotiabank was Joint Lead Manager for Scentre Group on a €2.1 billion (equivalent) multi-tranche and multi-currency bond issue, one of the largest- ever corporate bond issues from Australia into the global debt capital markets. Scotiabank also acted as a significant hedge provider on the transaction for the long dated EUR and the GBP cross currency swaps. This deal was a result of close collaboration between Global Fixed Income (in Singapore, London and New York), Global Risk Management and Credit Execution (in Singapore and Toronto) and Corporate Banking (in Sydney and Singapore).

• Global Asset Management launched several new products, including nine mandates under Dynamic Private Investment Pools, Scotia U.S. Dividend Growers LP (Series I) and Series T for all INNOVA Corporate Class Portfolios (excluding "Income" portfolio), as well as eleven new funds across the Caribbean, Latin America and China.

Recognized for success

• For the fifth consecutive year, Scotiabank is the recipient of a Visa Service Quality Performance Award for 2013 for its Commercial Card Program. This award recognizes best-in-class service that drives profitability and market differentiation.

• Scotiabank was recognized as a Great Place to Work in Chile, Costa Rica, Dominican Republic, El Salvador, Panama, Peru, Puerto Rico and Mexico and was awarded Best Places to Work in the Cayman Islands by the Cayman Islands Society of Human Resources Professionals.

• Scotia iTRADE was the top pick for 2014 in MoneySense magazine's second annual ranking of Canada's discount brokerages in the Ease of Use, Banking Integration and Customer Service categories.

• Profuturo AFP was recognized by Bolsa de Valores de Lima in the top 25 Peruvian companies for its good business practices and strong corporate governance; Profuturo was also ranked as one of the top 50 best places to work in Peru.

• Named the 2014 World's Best Consumer Internet Bank by Global Finance magazine in 22 of our countries across the Caribbean and Central America.

Scotiabank's Bright Future program in action

• More than a thousand students from Lima, Peru participated in 40 different workshops led by 132 employees from Scotiabank, CrediScotia and Profuturo AFP under Scotiabank Bright Future, on topics related to financial education and entrepreneurship as well as reading, writing, math skills and art, amongst other subjects from the school curricula.

• For the seventh year, Scotiabank and the Caribbean Broadcast Media Partnership on HIV/AIDS and in collaboration with the Pan Caribbean Partnership on HIV/AIDS launched, Regional Testing Day across 21 countries, to promote health and HIV prevention across the Caribbean.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)
AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank's Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)
AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank's Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.

Adjusted diluted earnings per share
The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets related to acquisitions (excluding software).

Economic equity and return on economic equity
For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. The economic equity methodology, models and assumptions are updated annually and applied prospectively. Return on economic equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the economic equity attributed.

Core banking assets
Core banking assets are average earning assets excluding bankers' acceptances and total average assets related to the Global Capital Markets business within Global Banking & Markets.

Core banking margin (TEB)
This ratio represents net interest income (on a taxable equivalent basis) divided by average core banking assets. This is consistent with the Bank's Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included in other operating income.

Operating leverage (TEB)
The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)
Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity
Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders' equity. The Bank calculates its return on equity using average common shareholders' equity.

Regulatory capital ratios
Regulatory capital ratios, such as Common Equity Tier 1, Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions, Canada.

Taxable equivalent basis
The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement.

While other banks also use TEB, their methodology may not be comparable to the Bank's methodology. For purposes of segmented reporting, a segment's revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue, and provision for income taxes are presented below:

	For the three months ended			For the nine months ended
TEB Gross up ($ millions)	July 31 2014	April 30 2014	July 31 2013	July 31 2014	July 31 2013
Net interest income	$5	3	$5	$11	12
Other operating income	84	81	74	242	223
Total revenue and provision for taxes	$89	84	$79	$253	235

Tax normalization adjustment of net income from associated corporations
For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes.

The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Group Financial Performance
Financial results

Scotiabank's net income for the third quarter was $2,351 million compared to $1,747 million in the same period last year and $1,800 million last quarter. This quarter's net income included an after-tax gain of $555 million ($643 pre-tax) or 45 cents per share on sale of a majority of the Bank's holding in CI Financial Corp. ("notable gain"), including an unrealized after-tax gain of $152 million on the reclassification of the Bank's remaining investment in CI Financial Corp. to available-for-sale securities. The after-tax gain of $555 million is recorded primarily in Global Wealth & Insurance ($534 million), and the balance in Global Banking & Markets ($21 million), and is reflected in other operating income - other. Last year's results benefited from a non-recurring after-tax net benefit of $90 million or 7 cents per share in International Banking.

Diluted earnings per share were $1.85, compared to $1.36 in the same period a year ago and $1.39 last quarter. Adjusting for the notable gain and last year's nonrecurring after-tax net benefit, earnings per share were $1.40 in the current year and $1.29 last year, an increase of 9%. Return on equity was strong at 20.6%, compared to 17.2% last year and 16.3% last quarter.

Impact of new IFRS standards
The Bank has retrospectively adopted new IFRS standards and amendments effective November 1, 2013. For an overview of the impacts of the adoption of new and amended IFRS standards, including a description of accounting policies selected, please refer to Note 3 starting on page 47 in the condensed interim consolidated financial statements.

Impact of foreign currency translation
The table below reflects the impact of foreign currency translation on the year- over-year and quarter-over-quarter change in key income statement items.

			For the nine
	For the three months ended		months ended
($ millions)
	July 31, 2014 vs.	July 31, 2014 vs.	July 31, 2014 vs.
	July 31, 2013	April 30, 2014	July 31, 2013
U.S./Canadian dollar exchange rate (average)
July 31, 2014	$0.925	$0.925	$0.922
April 30, 2014		$0.905
July 31, 2013	$0.970		$0.986

% change	(4.7)%	2.2%	(6.5)%
Impact on income(1)
Net interest income	$40	$(21)	$140
Net fee and commission revenues	22	(9)	71
Other operating income(2)	24	(6)	74
Operating expenses	(28)	15	(95)
Other items (net of tax)	(15)	6	(46)
Net income	$43	$(15)	$144
Earnings per share (diluted)	$0.04	$(0.01)	$0.12

Impact by business line:
Canadian Banking	$2	$(1)	$7
International Banking(2)	19	(7)	61
Global Wealth & Insurance	2	(2)	5
Global Banking & Markets	16	(7)	53
Other(1)	$4	$2	$18
  (1) Includes the impact of all currencies.
  (2) Includes the impact of foreign currency hedges.

Q3 2014 vs Q3 2013

Net income

The Bank's net income was $2,351 million in the third quarter, an increase of $604 million or 35%, from the same period a year ago. The quarter's income included the notable gain of $555 million, while last year had an after-tax benefit of $90 million related to non-recurring items in International Banking. Adjusting for these, net income grew by $139 million or 8%, mainly from good volume growth, higher interest margins, positive operating leverage and the favourable impact of foreign currency translation. Partly offsetting were increased provisions for credit losses.

Total revenue

Total revenue (on a taxable equivalent basis) of $6,576 million was up $982 million or 18% from the same quarter last year. Adjusting for the notable gain and last year's gain on sale of an associated corporation of $150 million, total revenue increased by $489 million or 9%. The year-over-year increase in revenues was from higher net interest income from asset growth and improved net interest margin, stronger non-interest revenues, including higher underwriting and banking fees and the positive impact of foreign currency translation.

Net interest income

Net interest income (on a taxable equivalent basis) was $3,155 million, $220 million or 8% higher than the same quarter last year. The year-over-year increase in net interest income was attributable to asset growth primarily in business lending and personal loans in International Banking and Canadian Banking, the positive impact of foreign currency translation, and an increase in the core banking margin.

The core banking margin was 2.41%, up from 2.33% last year. The increase in the margin was due mainly to improved margin in Canadian Banking and lower funding costs as maturing high-rate debentures and deposits were replaced with funding at lower current rates. Partly offsetting was margin compression in Global Banking & Markets and International Banking.

Net fee and commission revenues

Net fee and commission revenues of $1,962 million were up $213 million or 12%, from the same period last year. There were strong mutual fund fees from growth in assets under management, as a result of solid net sales and favourable market conditions, and the positive impact of foreign currency translation. There were also increases in credit card and transaction-based fees income and underwriting fees.

Other operating income

Other operating income (on a taxable equivalent basis) was $1,459 million, up $549 million or 60% from last year's $910 million, due primarily to the notable gain. Last year's income included a gain from the sale of an associated corporation. Adjusting for both these items, other operating income was up by $56 million mainly from higher net gains on investment securities and the positive impact of foreign currency translation. These increases were partly offset by lower trading income and lower contributions from associated corporations as a result of the sale of the Bank's investment in CI Financial Corp. during the quarter.

Provision for credit losses

The provision for credit losses was $398 million this quarter, up $84 million from the same period last year. The year-over-year increase was primarily due to higher provisions in International Banking and Canadian Banking, partly offset by lower provisions in Global Banking & Markets. Further discussion on credit risk is provided on page 10 of Management's Discussion and Analysis.

Operating expenses and productivity

Operating expenses were $3,140 million, up $137 million or 5% from the same quarter last year. The year-over-year growth was across most operating expense categories to support planned growth initiatives. Compensation-related expenses rose due to higher year-over-year annual staffing levels and increases in performance-based and stock-based compensation. Other increases included advertising, technology and business taxes and the negative impact of foreign currency translation. Last year included non-recurring charges in International Banking of $74 million.

The productivity ratio improved to 47.8%, from 53.7% in the same quarter last year. Excluding the notable gain and the non-recurring items last year the productivity ratio was 52.9% and 53.8%, respectively.

Taxes

The effective tax rate of 20.3% was slightly down from 20.5% in the same quarter last year, due mainly to lower taxes on the notable gain partially offset by higher taxes in foreign jurisdictions and proportionately lower tax-exempt dividend income in the current quarter.

Q3 2014 vs Q2 2014

Net income

Net income was $2,351 million, up $551 million, or 31% from last quarter's $1,800 million. Adjusting for the notable gain, net income was in line with the previous quarter. The impact of three additional days in the quarter on net interest income and non-interest revenue and higher underwriting fees was more than offset by lower trading income and higher operating expenses. The negative impact of foreign currency translation also contributed to the decline in income.

Total revenue

Total revenue (on a taxable equivalent basis) was $6,576 million, up $767 million or 13% quarter over quarter, mostly due to the notable gain. The remaining growth of $124 million was due mainly to higher net interest income and banking fees as a result of three more days in the quarter and growth in underwriting fees. These increases were partly offset by lower trading revenues, reduced net gains on investment securities and the negative impact of foreign currency translation. Contributions from associated corporations was also lower as compared to the last quarter as a result of sale of the Bank's investment in CI Financial Corp.

Net interest income

Net interest income (on a taxable equivalent basis) of $3,155 million, was up from $3,054 million in the previous quarter. This increase was attributable to the impact of three additional days in the quarter, partly offset by the negative impact of foreign currency translation.

The core banking margin was at 2.41% compared to 2.42% last quarter. The lower core banking margin was entirely due to the impact of higher volume of low-margin deposits with banks.

Net fee and commission revenues

Net fee and commission revenues of $1,962 million increased $120 million or 7% quarter over quarter due mainly to higher credit fees and the impact of three additional days in the current quarter on banking and non-trading foreign exchange fees.

Other operating income

Other operating income (on a taxable equivalent basis) increased by $546 million or 60% to $1,459 million, mostly from the notable gain. Adjusting for the notable gain, other operating income declined by $97 million due to lower trading revenues and net gains on investment securities. The impact of lower income from associated corporations as a result of sale of the Bank's investment in CI Financial Corp., also contributed to the quarter-over-quarter reduction.

Provision for credit losses

The provision for credit losses was $398 million, up $23 million from the prior quarter. The increase was due primarily to moderately higher provisions in International Banking and, to a lesser extent, Canadian Banking. Further discussion on credit risk is provided on page 10 of Management's Discussion and Analysis.

Operating expenses and productivity

Operating expenses of $3,140 million were $145 million or 5% higher quarter over quarter. The largest increase in operating expenses was in compensation-related expenses due mainly to three additional days in the quarter, higher performance- based and stock-based compensation partly offset by the positive impact of foreign currency translation. Last quarter also benefited from recoveries of business taxes.

The productivity ratio improved to 47.8%, from 51.6% in the previous quarter. Excluding the notable gain the productivity ratio was 52.9%.

Taxes

The effective tax rate this quarter decreased to 20.3% from 23.6% in the prior quarter due primarily to lower taxes on the notable gain and lower taxes in foreign jurisdictions.

Year-to-date Q3 2014 vs Year-to-date Q3 2013

Net income

Net income was $5,860 million, an increase of $926 million or 19% compared to the same period last year. Adjusting for the current year notable gain and last year's after-tax benefit of $90 million related to non-recurring items in International Banking, net income grew by $461 million. The year-over-year growth resulted from good volume growth, higher interest margins, positive operating leverage and the favourable impact of foreign currency translation. Partly offsetting were increased provisions for credit losses and the impact of a higher income tax rate.

Total revenue

For the nine month period, total revenue (on a taxable equivalent basis) of $18,110 million was $1,976 million or 12% higher than the same period last year. Adjusting for the notable gain and last year's gain from an associated corporation, total revenue grew by $1,483 million or 9%. The increase was due mainly to strong net interest income, higher net gains on investment securities, strong wealth management revenues, increased underwriting fees, and the positive impact of foreign currency translation. There were also higher transactions-based banking and non-trading foreign exchange fees. These increases were partially offset by lower trading income.

Net interest income

Net interest income (on a taxable equivalent basis) was $9,217 million for the nine month period, up $729 million or 9% from the same period last year. This increase was attributable to strong loan growth in International Banking, higher consumer auto loans and residential mortgages in Canadian Banking, the positive impact of foreign currency translation and an increase in the core banking margin.

The year-to-date core banking margin was 2.39%, up from 2.31% for the same period last year. The increase in the margin was due mainly to improved margin in Canadian Banking and lower funding costs as maturing high-rate debentures and deposits were replaced with funding at lower current rates. Partly offsetting was margin compression in International Banking and in Global Banking & Markets.

Net fee and commission revenues

Compared to the same period last year, net fee and commission revenues of $5,695 million were up $561 million or 11%. This growth was attributable primarily to higher transaction-based banking and non-trading foreign exchange fees and strong growth in wealth management revenues from increases in assets under management and assets under administration from solid net sales and favourable market conditions. Additionally, the positive impact of foreign currency translation also contributed to the year-over increase in total revenues.

Other operating income

Other operating income (on a taxable equivalent basis) increased by $686 million or 27% to $3,198 million. Adjusting for this year's notable gain and last year's gain from an associated corporation, other operating income grew by $193 million or 8% due mainly to the higher net gains on investment securities and the positive impact of foreign currency translation. Partly offsetting these increases were lower trading revenues and reduced contributions from associated corporations as a result of sale of the Bank's investment in CI Financial Corp.

Provision for credit losses

For the nine month period, total provisions for credit losses were $1,129 million, up $162 million from $967 million during the same period last year. The increase was due primarily to higher provisions in International Banking and, to a lesser extent, Canadian Banking. Further discussion on credit risk is provided on page 10 of Management's Discussion and Analysis.

Operating expenses and productivity

Operating expenses were $9,240 million, $553 million or 6% higher than last year. Higher compensation-related expenses reflected increased staffing levels, annual salary increases, higher performance-based and stock-based compensation. Expenses were also up due to Tangerine brand transition costs, the negative impact of foreign currency translation and acquisitions. The remaining growth across the other operating expense categories was primarily to support ongoing growth initiatives. Last year included non-recurring charges in International Banking.

The year-to-date productivity ratio was 51.0%, as compared to 53.8% for the same period last year. Operating leverage, year-over-year, was positive 5.9%. Adjusting for the notable gain in the current year and non-recurring items in International Banking last year, the year-to-date productivity ratio was 52.9% and the year-over- year operating leverage was positive 2%.

Taxes

The effective tax rate for the nine months was 21.7%, up from 21.0% in the same period last year. The increase in the effective tax rate was due primarily to higher taxes in foreign jurisdictions and proportionately lower tax-exempt dividend income in the current year partially offset by lower taxes on the notable gain.

Common dividend

The Board of Directors, at its meeting on August 25, 2014, approved a dividend of 66 cents per share, an increase of 2 cents per share. This quarterly dividend applies to shareholders of record as of October 7, 2014 and is payable October 29, 2014.

Financial position

The Bank's total assets at July 31, 2014 were $792 billion, up $48 billion or 6% from October 31, 2013. Excluding the impact of foreign currency translation, total assets were up $33 billion or 4%.

Cash and deposits with financial institutions decreased $3 billion, due mainly to lower interest bearing deposits with central banks. Securities purchased under resale agreements and securities borrowed increased $9 billion.

Trading assets increased $24 billion from October 31, 2013, due primarily to an increase in trading securities of $20 billion from higher holdings of Canadian government debt and common equities.

Investment securities grew by $5 billion due mainly to increased holdings of U.S. and other foreign government debt. As at July 31, 2014, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $986 million, an increase of $6 million from October 31, 2013.

Loans increased $17 billion or 4% from October 31, 2013. Excluding the impact of foreign currency translation, loans increased $12 billion or 3%. Residential mortgages increased $2 billion mainly in Latin America and the Caribbean. Personal and credit card loans rose $6 billion, due mainly to growth in Canada and Latin America. Business and government loans were up $9 billion mainly in Canada and Latin America.

Investments in associates decreased $2 billion due mainly to the partial sale and the reclassification of the Bank's remaining holdings in CI Financial Corp. to available-for-sale securities.

Total liabilities were $743 billion as at July 31, 2014, up $45 billion or 6% from October 31, 2013. Excluding the impact of foreign currency translation, total liabilities increased $31 billion or 4%.

Total deposits increased by $27 billion, including the impact of foreign currency translation of $10 billion. Personal deposits grew by $3 billion due primarily to growth in Latin America and Canada. Business and government deposits increased $19 billion to support asset growth.

Obligations related to securities sold under repurchase agreements and securities lent as well as obligations related to securities sold short grew by $14 billion and $5 billion, respectively.

Total shareholders' equity increased $3,059 million from October 31, 2013. This increase was driven by internal capital generation of $3,268 million, issuance of common shares of $650 million mainly through the Dividend Reinvestment Plan and the exercise of options, offset by the repurchase and cancellation of 2 million common shares of $144 million under the Normal Course Issuer Bid program. The Bank redeemed $1,150 million of preferred shares during the year.

Accumulated other comprehensive income increased $312 million due primarily to unrealized foreign exchange gains on the Bank's investments in its foreign operations.

Capital ratios
The Bank's various regulatory capital amounts consist of the following:

			As at

	July 31		April 30		October 31
	2014		2014		2013

	All-in		All-in		All-in
($ millions)
Common Equity Tier 1 capital	$33,670		$29,311		$26,359
Tier 1 capital	38,022		33,966		31,914
Total regulatory capital	43,544		40,004		38,841
CET1 risk-weighted assets(1)	307,795		300,155		288,246
Tier 1 risk-weighted assets(1)	308,502		300,155		288,246
Total risk-weighted assets(1)	309,563		300,155		288,246
Capital ratios:
Common Equity Tier 1 capital	10.9%			9.8%	9.1%
Tier 1 capital ratio %	12.3%			11.3%	11.1%
Total capital ratio %	14.1%			13.3%	13.5%
Assets-to-capital multiple	16.8	x	17.9	x	17.1	x

(1) As at July 31, 2014, CVA risk-weighted assets were calculated using scalars of 0.57, 0.65 and 0.77 to compute CET1 capital ratio, Tier1 capital ratio and Total capital ratio respectively.

The Bank continues to maintain a strong capital position. As at July 31, 2014, the CET1, Tier 1 and Total Capital ratios under the Basel III all-in requirements were 10.9%, 12.3% and 14.1% (April 30, 2014 - 9.8%, 11.3% and 13.3%; October 31, 2013 - 9.1%, 11.1%, and 13.5%) respectively, well above minimum requirements.

Changes in regulatory capital

The Bank's Common Equity Tier 1 capital was $33.7 billion as at July 31, 2014 (April 30, 2014 - $29.3 billion), an increase of $4.4 billion during the quarter, due primarily to:

•	lower capital deductions of $3.7 billion primarily due to the sale of the Bank's investment in CI Financial Corp., including the notable gain; and,
•	strong internal capital generation of $0.9 billion.

The redemption of $300 million of preferred shares reduced the Bank's Tier 1 and Total Capital ratios. In addition, revisions to OSFI's Capital Adequacy Requirements Guideline for the collective allowance, effective this quarter, reduced Total Capital by $0.5 billion.

Business Segment Review
Scotiabank's results, and average assets and liabilities, allocated by these operating segments, are as follows:

		For the three months ended July 31, 2014

	Canadian	International	Global Wealth	Global
	Banking	Banking	& Insurance	Banking	Other (2)	Total
Taxable equivalent basis(1) ($ millions)				& Markets
Net interest income	$1,450	$1,363	$114	$183	$40	$3,150
Net fee and commission revenues	432	354	850	422	(96)	1,962
Net income from investments in
associated corporations	(2)	101	24	-	(29)	94
Other operating income	3	73	727	405	73	1,281
Total revenues	1,883	1,891	1,715	1,010	(12)	6,487
Provision for credit losses	151	244	2	1	-	398
Operating expenses	968	1,064	699	440	(31)	3,140
Provision for income taxes	199	131	159	161	(52)	598
Net income	$565	$452	$855	$408	$71	$2,351
Net income attributable to non-
controlling interests in
subsidiaries	$-	$42	$9	$-	$(1)	$50
Net income attributable to equity
holders of the Bank	$565	$410	$846	$408	$72	$2,301
Average assets ($ billions)	$281	$139	$14	$286	$81	$801
Average liabilities ($ billions)	$195	$88	$19	$207	$244	$753
(1)	Refer above for a discussion of non-GAAP measures.
(2)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($89) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

		For the three months ended April 30, 2014

	Canadian	International	Global Wealth	Global
	Banking	Banking	& Insurance	Banking	Other(2)	Total
Taxable equivalent basis(1) ($ millions)				& Markets
Net interest income	$1,383	$1,338	$106	$185	$39	$3,051
Net fee and commission revenues	396	352	830	325	(61)	1,842
Net income from investments in
associated corporations	(1)	100	69	-	(41)	127
Other operating income	48	84	112	468	(7)	705
Total revenues	1,826	1,874	1,117	978	(70)	5,725
Provision for credit losses	140	230	-	5	-	375
Operating expenses	921	1,025	659	403	(13)	2,995
Provision for income taxes	200	156	103	185	(89)	555
Net income	$565	$463	$355	$385	$32	$1,800
Net income attributable to non-
controlling interests
in subsidiaries	$-	$47	$10	$-	$1	$58
Net income attributable to equity
holders of the Bank	$565	$416	$345	$385	$31	$1,742
Average assets ($ billions)	$278	$143	$16	$283	$78	$798
Average liabilities ($ billions)(3)	$191	$91	$20	$208	$240	$750
(1)	Refer above for a discussion of non-GAAP measures.
(2)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($84) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Prior period amounts have been restated to conform with current period presentation.

		For the three months ended July 31, 2013(1)

				Global
	Canadian	International	Global Wealth	Banking
	Banking	Banking	& Insurance	& Markets	Other(3)	Total
Taxable equivalent basis(2) ($ millions)
Net interest income	$1,382	$1,260	$101	$202	$(15)	$2,930
Net fee and commission revenues	367	350	762	324	(54)	1,749
Net income from investments in
associated corporations	2	300	59	-	(97)	264
Other operating income	8	93	107	383	(19)	572
Total revenues	1,759	2,003	1,029	909	(185)	5,515
Provision for credit losses	108	194	1	11	-	314
Operating expenses	906	1,095	619	393	(10)	3,003
Provision for income taxes	195	178	89	127	(138)	451
Net income	$550	$536	$320	$378	$(37)	$1,747
Net income attributable to non-
controlling interests in
subsidiaries
	$-	$46	$10	$-	$-	$56
Net income attributable to equity
holders of the Bank	$550	$490	$310	$378	$(37)	$1,691
Average assets ($ billions)	$274	$122	$15	$259	$93	$763
Average liabilities ($ billions)(4)	$188	$79	$18	$197	$238	$720
(1)
Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014 described in Note 3, and (ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.

(2)	Refer above for a discussion of non-GAAP measures.
(3)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($79) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(4)	Prior period amounts have been restated to conform with current period.

		For the nine months ended July 31, 2014

	Canadian	International	Global Wealth	Global
	Banking	Banking	& Insurance	Banking	Other (2)	Total
Taxable equivalent basis(1) ($ millions)				& Markets
Net interest income	$4,241	$4,004	$327	$547	$87	$9,206
Net fee and commission revenues	1,236	1,073	2,487	1,116	(217)	5,695
Net income from investments in
associated corporations	(4)	318	156	-	(114)	356
Other operating income	73	223	952	1,249	103	2,600
Total revenues	5,546	5,618	3,922	2,912	(141)	17,857
Provision for credit losses	425	693	2	9	-	1,129
Operating expenses	2,812	3,173	2,016	1,293	(54)	9,240
Provision for income taxes	604	395	354	478	(203)	1,628
Net income	$1,705	$1,357	$1,550	$1,132	$116	$5,860
Net income attributable to non-
controlling interests in
subsidiaries	$-	$130	$32	$-	$-	$162
Net income attributable to equity
holders of the Bank	$1,705	$1,227	$1,518	$1,132	$116	$5,698
Average assets ($ billions)	$279	$140	$15	$280	$78	$792
Average liabilities ($ billions)	$192	$89	$20	$206	$237	$744
(1)	Refer above for a discussion of non-GAAP measures.
(2)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($253) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

		For the nine months ended July 31, 2013(1)

				Global
	Canadian	International	Global Wealth	Banking
	Banking	Banking	& Insurance	& Markets	Other(3)	Total
Taxable equivalent basis(2)($ millions)
Net interest income	$4,017	$3,700	$309	$612	$(162)	$8,476
Net fee and commission revenues	1,120	1,026	2,183	954	(149)	5,134
Net income from investments in
associated corporations	11	559	169	-	(186)	553
Other operating income	34	315	310	1,160	(83)	1,736
Total revenues	5,182	5,600	2,971	2,726	(580)	15,899
Provision for credit losses	362	574	3	28	-	967
Operating expenses	2,660	3,106	1,786	1,189	(54)	8,687
Provision for income taxes	564	457	249	391	(350)	1,311
Net income	$1,596	$1,463	$933	$1,118	$(176)	$4,934
Net income attributable to non-
controlling interests in
subsidiaries
	$-	$147	$28	$-	$-	$175
Net income attributable to equity
holders of the Bank	$1,596	$1,316	$905	$1,118	$(176)	$4,759
Average assets ($ billions)	$271	$120	$14	$251	$93	$749
Average liabilities ($ billions)(4)	$185	$78	$17	$188	$239	$707
(1)
Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014 described in Note 3, and (ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.

(2)	Refer above for a discussion of non-GAAP measures.
(3)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($79) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(4)	Prior period amounts have been restated to conform with current period.

Canadian Banking

Q3 2014 vs Q3 2013

Canadian Banking reported net income attributable to equity holders of $565 million, an increase of $15 million or 3% from the same period last year driven by growth in assets and deposits, an increase in the margin and an increase in net fee and commission revenues. Partly offsetting were higher operating expenses and provision for credit losses.

Q3 2014 vs Q2 2014

Quarter over quarter, net income attributable to equity holders remained flat notwithstanding a $45 million reduction in gains on the sale of securities. Total revenue growth of 3% was offset by higher provision for credit losses and higher operating expenses.

Year-to-date Q3 2014 vs Year-to-date Q3 2013

Canadian Banking reported net income attributable to equity holders of $1,705 million, an increase of $109 million or 7% from the same period last year driven by growth in assets and deposits, an increase in the margin and an increase in net fee and commission revenues. Partly offsetting were higher operating expenses and provision for credit losses.

International Banking

Q3 2014 vs Q3 2013

International Banking reported net income attributable to equity holders of $410 million. This was down $80 million from the same quarter a year ago due to a non- recurring after-tax net benefit of $90 million last year. Excluding this item, net income was up $10 million or 3% with good earnings growth in Latin America and Asia partly offset by weaker results in the Caribbean and Central America.

Q3 2014 vs Q2 2014

Quarter over quarter, net income attributable to equity holders decreased by $6 million or 1% to $410 million mainly due to the unfavourable impact of foreign currency translation. Earnings growth in Asia and the Caribbean was more than offset by lower results in Latin America, due to higher expenses and lower trading revenues, notwithstanding modest loan growth and a wider interest margin.

Year-to-date Q3 2014 vs Year-to-date Q3 2013

Net income attributable to equity holders decreased by $89 million to $1,227 million due mainly to the non-recurring after-tax net benefit of $90 million realized last year, noted earlier. Excluding this benefit, earnings were flat with growth in Latin America being offset by weaker results in Asia and Caribbean. Underpinning these results were contributions from strong asset growth in Latin America and Asia and the positive impact of foreign currency translation, offset by a decline in net interest margins, lower gains on investment securities, lower contributions from associated corporations, and higher provisions for credit losses.

Global Wealth & Insurance

Q3 2014 vs Q3 2013

Global Wealth & Insurance reported net income attributable to equity holders of $846 million this quarter, an increase of $536 million from the same quarter last year. This quarter's results included an after-tax gain of $534 million from the sale of the Bank's investment in CI Financial Corp. Excluding this gain and the effect of lower contribution from CI as a result of the sale, the underlying net income attributable to equity holders grew by 6%. Return on economic equity was 56.3% compared to 16.8% primarily due to the impact of the sale of the investment in CI Financial Corp.

Q3 2014 vs Q2 2014

Quarter over quarter, net income attributable to equity holders was up $501 million. Excluding the notable gain and the impact of a lower contribution from CI Financial Corp. as a result of the sale, the net income attributable to equity holders decreased by $9 million, or 3% due mainly to higher operating expenses.

Year-to-date Q3 2014 vs Year-to-date Q3 2013

On a year-to-date basis, net income attributable to equity holders increased by $613 million. The year-to-date results included an after-tax notable gain of $534 million. Excluding the gain and the impact of lower income from CI as a result of the sale, the underlying net income attributable to equity holders grew by 10% due to strong performance across all businesses. Growth is driven by higher AUM and AUA from higher net sales, improved financial market conditions and acquisitions. Return on economic equity was 29.5% compared to 16.8% primarily due to the impact of the sale of CI Financial Corp.

Global Banking & Markets

Q3 2014 vs Q3 2013

Global Banking and Markets reported net income attributable to equity holders of $408 million. The year-over-year increase of $30 million or 8% was due to a record quarter in investment banking, stronger results in equities, and the positive impact of foreign currency translation, partly offset by a lower contribution from fixed income.

Q3 2014 vs Q2 2014

Net income attributable to equity holders increased $23 million or 6% compared to the prior quarter. A record quarter in investment banking and good results in global equities and the lending businesses were partly offset by a decline in fixed income.

Year-to-date Q3 2014 vs Year-to-date Q3 2013

Global Banking and Markets reported net income attributable to equity holders of $1,132 million. The year-over-year increase of $14 million or 1% was driven by record results in investment banking, stronger results across the lending businesses and the favourable impact of foreign currency translation, partly offset by lower results in capital markets.

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Q3 2014 vs Q3 2013

The Other segment had a net income attributable to equity holders of $72 million in the quarter, compared to a net loss of $37 million last year. The increase in net income was mainly due to higher revenues from asset/liability management activities partly reflecting maturing high-rate debentures and deposits which were replaced with funding at lower rates, and higher net gains on investment securities.

Q3 2014 vs Q2 2014

The Other segment had a net income attributable to equity holders of $72 million in the third quarter, compared to net income of $31 million in the prior quarter. The increase was mainly due to higher net gains on investment securities and higher revenues from asset/liability management activities. Partly offsetting were higher taxes in the current quarter.

Year-to-date Q3 2014 vs Year-to-date Q3 2013

The Other segment had a net income attributable to equity holders of $116 million in the first nine months ended this year, compared to net loss of $176 million last year. The increase in net income was mainly due to higher revenues from asset/liability management activities partly reflecting maturing high-rate debentures and deposits which were replaced with funding at lower rates, and higher net gains on investment securities. Partly offsetting were higher expenses in the current period.

Shareholder Information

Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan
Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2014
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 7	January 29
April 1	April 28
July 2	July 29
October 7	October 29

Annual Meeting date for fiscal 2014
The Annual Meeting for the fiscal year 2014 is scheduled for April 9, 2015.

Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Normal Course Issuer Bid
A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Secretary's Department at 416-866- 3672.

Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Confeence call and Web broadcast
The quarterly results conference call will take place on August 26, 2014, at 8.00 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 849- 1847 or 1-866-530-1554 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from August 26, 2014, to September 10, 2014, by calling (647) 436-0148 or 1-888-203-1112 (North America toll free) and entering the identification code 9882752#. The archived audio webcast will be available on the Bank's website for three months.

Contact information

Investors:
Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
  Scotiabank
  Scotia Plaza, 44 King Street West Toronto, Ontario, Canada M5H 1H1 Telephone: (416) 775-0798 Fax: (416) 866-7867
  E-mail: investor.relations@scotiabank.com

Media:
For media enquiries, please contact the Public and Corporate Affairs Department at the above address.
  Telephone: (416) 866-6806 Fax: (416) 866-4988
  E-mail: corporate.communications@scotiabank.com

Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:
  Computershare Trust Company of Canada
  100 University Avenue, 8th Floor Toronto, Ontario, Canada M5J 2Y1
  Telephone: 1-877-982-8767
  Fax: 1-888-453-0330
  E-mail: service@computershare.com

Shareholders (continued):
  Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department: Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'étiquette d'adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jake Lawrence
Scotiabank Investor Relations
(416) 866-5712

OR

Sheena Findlay
Scotiabank Media Communications
(416) 866-6806